One Plexus Way
Neenah, WI 54957
April 27, 2016
VIA EDGAR
Mr. Juan Migone
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Plexus Corp.
Form 10-K for the fiscal year ended October 3, 2015
Commission File No. 001-14423
Dear Mr. Migone:
This letter confirms our conversation from earlier today. In that exchange, I stated that Plexus Corp. would respond to the Staff’s comments included in the letter from Craig D. Wilson, dated April 25, 2016, by May 23, 2016.
If we have any specific questions as we draft our response, we will contact you. In addition, please let me know if you have any questions of us.

Very truly yours,

PLEXUS CORP

By:	/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Senior Vice President, Chief Administrative
Officer, General Counsel and Secretary

cc:	Mr. Dean A. Foate
Mr. Patrick J. Jermain
Kenneth V. Hallett, Esq.
Ryan S. Lovitz, Esq.